787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 31, 2022

VIA EDGAR

Deborah O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V – BlackRock U.S. Government Bond Portfolio

Post-Effective Amendment No. 62 under the Securities Act of 1933 and Amendment No. 63 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A

(File Nos. 333-224371 and 811-23339)

Dear Ms. O’Neal:

On behalf of BlackRock U.S. Government Bond Portfolio (the “Fund”), a series of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Nicole Ventura of Willkie Farr & Gallagher via e-mail on August 25, 2022 regarding the letter filed with the Commission on August 18, 2022 responding to the Staff’s comments (the “Response Letter”) regarding Post-Effective Amendment No. 62 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 63 under the Investment Company Act of 1940, as amended, which was filed with the Commission on June 17, 2022. The Fund’s name is expected to change from “BlackRock U.S. Government Bond Portfolio” to “BlackRock Impact Mortgage Fund” on the effective date of the Amendment (as defined below).

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

August 31, 2022

Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:	The Staff reissues Comment No. 3 in the Response Letter: The Staff believes that the use of the word “Impact” in the Fund’s name suggests a type of investment, and therefore the Fund should include an 80% Names Rule policy that covers “Impact.”

Response No. 1:	The Fund has considered the Staff’s position and respectfully declines to add the requested disclosure for the reasons set forth in Response No. 3 in the Response Letter.

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Please do not hesitate to contact me at (212) 728-8955 if you have any questions regarding the foregoing or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Bomi Lee, Esq., BlackRock, Inc.

Jessica A. Holly, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Nicole M. Ventura, Esq., Willkie Farr & Gallagher LLP